FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

Fronteer Development Group Inc. (the “Company”)
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

Item 2.	Date of Material Change

A material change took place on March 13, 2009

Item 3.	Press Release

On March 13, 2009, a news release in respect of the material change was disseminated by the Company.

Item 4.	Summary of Material Change

The material change is described in the Company's press release attached hereto, which press release is incorporated herein.

Item 5.	Full Description of Material Change

No other information is available other than was disclosed in the press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Sean Tetzlaff, Chief Financial Officer and Corporate Secretary

Item 9.	Date of Report

DATED at Vancouver, in the Province of British Columbia, this 13th day of March, 2009.

NEWS RELEASE 09-05	MARCH 13, 2009

FIRST RESOURCE ESTIMATE FOR LONG CANYON CONFIRMS
HIGH-GRADE NATURE OF EMERGING NEVADA GOLD DEPOSIT

Fronteer Development Group Inc (FRG - TSX/NYSE-A) is pleased to announce that a project-first resource estimate for the Long Canyon project has established an important benchmark for this emerging, high-grade, oxide gold deposit located in northeastern Nevada.

The Classified Mineral Resource estimate is quoted at a cut-off grade of 0.30 grams per tonne gold and consists of:

  An Indicated resource of 363,000 ounces at an average grade of 2.35 g/t gold (4,808,000 tonnes) and,
  An Inferred resource of 459,000 ounces at an average grade of 1.63 g/t gold (8,780,000 tonnes).

Of particular significance, the grade-tonnage distribution of this estimate shows that higher cut-off grades only modestly reduce the number of contained ounces, while significantly increasing the average grade of the resource. This positive correlation speaks to the high-grade nature of the gold deposit.

For example, using a 1.0 g/t cut-off, 84% of the total resource ounces remain as follows:

  An Indicated resource of 322,000 ounces at an average grade of 4.01 g/t gold (2,496,000 tonnes) and,
  An Inferred resource of 369,000 ounces at an average grade of 3.16 g/t gold (3,634,000 tonnes). For details on additional cut-offs, please refer to the resource table below.

"This resource estimate is an important milestone and helps quantify the exploration success in eastern Nevada over the past 12 months. More importantly, it provides a solid foundation upon which to build additional ounces and advance the project through ongoing exploration in 2009,” says Dr. Mark O'Dea, Fronteer President and CEO.

The resource is 100% comprised of oxide gold. To date, mineralization has been intersected over a 1.7 -kilometre-long trend and across multiple zones that are collectively up to 400 metres in width. The resource is characterized by wide intervals of at- or near-surface, high-grade, gold mineralization and remains open in all directions, including to depth. The deposit is located close to infrastructure and preliminary testing shows the potential for excellent gold recoveries using conventional metallurgical methods.

The resource estimate is based largely on drilling from the 2008 field season, during which time 164 holes (24,700 metres) were completed at Long Canyon. Previous to last year, only 67 holes (9,200 metres) were completed since initial drilling began in 2000. An aggressive exploration program for Long Canyon in 2009 seeks to significantly expand the deposit, with an updated NI-43-101 resource planned for Q1 2010.

2009 RESOURCE ESTIMATE

Indicated	Inferred

Cut-off (g/t Au)	Tonnes	g/t Au	oz Au	Cut-off (g/t Au)	Tonnes	g/t Au	oz Au
0.30 0.50 1.00 1.50 3.00	4,808,000 3,691,000 2,496,000 1,975,000 1,272,000	2.35 2.94 4.01 4.75 6.19	363,000 349,000 322,000 302,000 253,000	0.30 0.50 1.00 1.50 3.00	8,780,000 6,236,000 3,634,000 2,700,000 1,312,000	1.63 2.13 3.16 3.83 5.56	459,000 428,000 369,000 332,000 234,000

The Classified Mineral Resource estimate is quoted at a cut-off grade of 0.30 g/t gold. The block-diluted resources are shown at additional cut-offs in order to provide grade-distribution information.

Fronteer is majority owner (51%), operator and manager of Long Canyon through a joint venture with AuEx Ventures Inc. (49%).

For images and further information on Long Canyon, visit: http://www.fronteergroup.com/?q=content/long-canyon

Long Canyon mineral resource estimation as of February 9, 2009. The Long Canyon mineral resource estimation was completed by Mine Development Associates (“MDA”). The resources were modelled and estimated by evaluating the drill data statistically and utilizing three-dimensional lithologic solids provided by Fronteer to interpret mineral domains on cross sections spaced at 50-metre intervals throughout the extent of the Long Canyon mineralization. The mineral domain interpretations were then rectified on cross sections spaced at 10-metre intervals. The modeled mineralization was analyzed statistically to establish estimation parameters, and gold grades were estimated by inverse-distance methods into a block model with 5 metre (width) x 10 metre (length) x 3 metre (height) blocks that were coded to the mineral domains by the 10-metre mineral domain polygons. All modelling of the diluted resources was performed using Gemcom Surpac® software. Quality-control data generated during the various drill programs conducted at Long Canyon were independently reviewed by MDA as part of the resource study. The person responsible for the resource estimate on behalf of MDA is Michael Gustin, Ph.D., P. Geo, a Qualified Person as defined by National Instrument 43-101. Further details of the estimation procedure will be available in an updated NI 43-101 report, which will be posted on SEDAR (http://www.sedar.com/), no later than 45 days from the date of this release.

Christopher Lee, P. Geo., Chief Geoscientist for Fronteer Development Group, is the Company’s designated Qualified Person for this news release and has reviewed and validated that the information contained in the release is consistent with that provided by the independent QP responsible for the resource estimate, Michael Gustin of MDA.

ABOUT FRONTEER
Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 92.1% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of the next resource estimate and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

This press release uses the terms "indicated resources" and "inferred resources", which are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.